SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

December 6, 2002

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TELE SUDESTE CELLULAR HOLDING COMPANY
(Translation of registrant’s name into English)

Praia de Botafogo, 501, 7ºandar
22250-040 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐                        No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

TABLE OF CONTENTS

Item
1.
Press Release entitled: “Approval of the Migration of the Telefónica Móviles, S.A. companies in Brazil to the SMP – Serviço Móvel Pessoal (Personal Mobile Service) and the Transference of those companies’ stake to BRASILCEL, BV” dated December 6, 2002.

Tele Sudeste Celular Participações S.A.

Tele Leste Celular Participações S.A.

Celular CRT Participações S.A.

Relevant Fact

(Sao Paulo, December 06, 2002) The companies Tele Sudeste Celular Participações S.A., Tele Leste Celular Participações S.A. and Celular CRT Participações S.A. announce that on December 05, 2002, Anatel – Agência Nacional de Telecomunicações (Brazilian Telecommunications Agency) made available in its website (www.anatel.gov.br) the resolution of its board of Directors taken on December 04, 2002, approving:

1.
The migration of the operators controlled by Tele Sudeste Celular Participações S.A. (Telerj Celular S.A. and Telest Celular S.A.); Tele Leste Celular Participações S.A. (Telebahia Celular S.A. and Telergipe Celular S.A.); and Celular CRT Participações S.A. (Celular CRT S.A.) from the SMC – Serviço Móvel Celular (Cellular Mobile Service) to the SMP – Serviço Móvel Pessoal (Personal Mobile Service).

2.
The transference of the companies’ stakes owned by PT Móveis, S.A. and Telefónica Móviles, S.A. in the Brazilian market of mobile telephony to BRASILCEL, BV, Joint Venture constituted by both groups that will be the controller of their mobile operators in Brazil.

São Paulo, December 06, 2002

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
Gilmar Roberto Pereira Camurra
Director of Investor Relations

TELE LESTE CELULAR PARTICIPAÇÕES S.A.
Gilmar Roberto Pereira Camurra
Director of Investor Relations

CELULAR CRT PARTICIPAÇÕES S.A.
Gilmar Roberto Pereira Camurra
Director of Investor Relations

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

Date: December 6, 2002	By:	/s/ Charles E. Allen
	Name:	Charles E. Allen
	Title:	Investor Relations Director